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July 24, 2014	Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

Coy Garrison, Esq.
Duc Dang, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Vaulted Gold Bullion Trust Amendment No. 1 to Registration Statement on Form S-1 Filed February 26, 2014 File No. 333-194144

Dear Messrs Garrison and Dang:

On behalf of our clients, the Bank of Montreal and the Vaulted Gold Bullion Trust (the “Trust”), we are concurrently herewith filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the above-referenced registration statement (the “Registration Statement”).  Amendment No. 2 to the Registration Statement incorporates responses to the comments transmitted by the Staff to us on March 14, 2014 to the registration statement filed on February 26, 2014.

Below, we identify in bold the SEC Staff’s comment and note in regular type our response.  Page number references in our responses refer to Amendment No. 1 to the Registration Statement.

General

1.
We note your response to comment 1 of our letter dated February 7, 2014. Please tell us the persons that are responsible for appointing a successor trustee, if necessary, and for determining a suspension of redemptions and why such decisions are not considered policy making decisions.

The Trust is intended to be treated as a grantor trust for tax purposes.  The Depositary Trust Agreement circumscribes the activities of the Trust and the Trustee so that there are no discretionary actions to be undertaken by the Trustee.  As we describe in the Registration Statement:

July 24, 2014
Page Two

•	The Trust is newly formed, has no business or operations, will be a passive entity the sole asset of which will be Gold Bullion held on behalf of the holders of Gold Deposit Receipts;
•	The Trust is a grantor trust and has no power or authority to engage in any activities other than the issuance of the Gold Deposit Receipts representing an interest in Gold Bullion;
•	The Initial Depositor will pay all operating expenses of the Trust, which means that at no time will the Trust sell or otherwise dispose of Gold Bullion;
•	The Trust will not hold any cash or securities, just Gold Bullion;
•	The Trust has no employees, officers or directors;

Pursuant to Section 6.2 of the Depositary Trust Agreement, the Trust will terminate automatically upon the occurrence of certain specified events.  Section 5.6(b) of the Agreement specifies that, should the Trustee or the Delaware Trustee resign, the Placement Agent, after consultation with the Initial Depositor, will name a replacement.  The Placement Agent, after consultation with the Initial Depositor, also may remove the Trustee.

We are not aware of any definitive SEC guidance setting forth the types of activities that would be deemed “policymaking decisions.”  We understand that, in certain contexts, the SEC has noted that “[r]esponsibility for significant policy decisions could consist of, for example, the exercise of strategic, technical, editorial, creative, managerial, or similar responsibilities.”  In determining whether an officer of a company may have policy-making responsibilities, the Staff and courts have considered the responsibilities and activities of the individual.  In this instance, the Trust, as a passive vehicle, has been structured to ensure that it not undertake any activities other than serving as a vehicle to facilitate the issuance of the Gold Deposit Receipts.  If the Trust were actively managed or if the Trustee had the authority to sell Gold Bullion to cover expenses, or to invest cash or other assets, we understand that it would be important for an investor to learn about the experience and qualifications of the individuals making such determinations and those determinations might well rise to the level of “policymaking decisions.”  However, we do not believe that the mere ability to appoint a successor trustee when the trustee resigns or to remove the trustee would rise to the level of a “policymaking decision,” such that the particular individuals that might be charged with considering such activities would need to be identified to investors.

2.
We note your response to comment 4. Please clarify if the “interbank spot price” determined by BMO Capital Markets Corp. is a composite of several third party sources. If so, please disclose those sources and tell us if there is an accepted industry external third party source for the interbank spot price that could be used to compare with your price.

July 24, 2014
Page Three

The interbank spot price of the Gold Deposit Receipts on any day will represent the price at which a client can purchase Gold Bullion from Bank of Montreal on that day, and is based on prevailing interbank U.S. dollar spot prices.  In calculating the interbank spot price, Bank of Montreal will use multi-contributor systems, such as Reuters, Bloomberg, and Electronic Brokering Services as primary sources to determine the prevailing interbank spot price of gold.  This offer price will represent the price at which Bank of Montreal will sell Gold Bullion.

3.	We are continuing to consider your response to comment 5 and additional correspondence provided.

We have corresponded with the Staff regarding our views on Exchange Act filings.  As we have outlined in our discussions with the Staff, we propose that the Trust file amendments to or supplements to the prospectus in order to keep the prospectus current.  If deemed useful to investors in the Gold Deposit Receipts, the Trust could file a monthly report under cover of Form 8-K, which would disclose the amount of outstanding Gold Deposit Receipts and the corresponding amount of Gold Bullion.  This approach would be similar to that implemented in the context of securitization transactions, where a monthly report is sent to investors.  The Trust also would file a Form 8-K if there were a material development, such as, for example, a force majeure or market disruption event.  Under cover of a Form 8-K, the Trust also could file a balance sheet, as well as other supplementary financial information.  We have shared with the Staff, on a supplemental basis, for discussion purposes, a sample of the financial statements that would be produced by the Trust given the limited activities of the Trust.  As shown in the sample financial statements and the notes thereto, the Trust does not pay any expenses; expenses are paid by Bank of Montreal.  The sole asset of the Trust is the Gold Bullion.  The financial statement simply shows the Gold Bullion then held by the Trust on behalf of the holders of Gold Deposit Receipts and that correlates to the then outstanding amount of Gold Deposit Receipts.  We welcome a further discussion with the Staff regarding the appropriate filings to be made by the Trust following effectiveness of the Registration Statement.

Prospectus Summary, Page 4

4.	We note your disclosure that the Trust may offer receipts “from time to time….” Please confirm that this offering will be conducted as a continuous offering and not on a delayed basis.

The offering is intended to be conducted as a continuous offering.

July 24, 2014
Page Four

Physical Delivery, page 36

5.
We note your response to comment 10. Please tell us when you will provide us with a copy of the third-party service carrier arrangement and revise your disclosure to identify the third-party service carrier, or advise. Also, please discuss the Authorized Participants’ obligations as it relates to the redemption process.

We filed a form of carrier agreement with Amendment No. 1 to the Registration Statement.  From time to time, the Trust may choose a different carrier.  The identity of the particular carrier is not material.

The Authorized Participant will assist the holder to complete the necessary forms and will submit the forms to the Trustee in connection with a redemption of Gold Deposit Receipts.  Section 2.8 of the Depositary Trust Agreement discusses the various functions.

Suspension of Redemptions and/or Purchases, page 39

6.
Please revise your disclosure here to be consistent with your earlier disclosure on page 10, indicating that the mechanism to withdraw and sell Gold Bullion may be suspended for any reason without notice, or advise. Also, please clarify if investors will have notice of a suspension of the “sell for cash” option prior to submitting a request for such redemption.

In Section 2.9(b) of the Depositary Trust Agreement we note that suspension cannot occur once a request has already been received by the Placement Agent and Initial Depositor.  A notice of suspension must be provided to the Trustee.  The Trustee will communicate such notices to holders.

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We appreciate in advance your time and attention to this matter.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo